

Robert Davidson · 3rd

CEO of Canyon View Capital, a Real Estate Investment Fund
Providing High Portfolio Income for Accredited Investors

Santa Cruz, California · 269 connections · **Contact info**

Canyon View Capital

 **University of Utah**

Experience

CEO
Canyon View Capital
2001 – Present · 19 yrs
Santa Cruz, CA

formerly: myRetirementASSETS (mRA)

Directly responsible for real estate investment deal structuring, financing, fund raising,
increasing stable and consistent profitability for investors.

Partner
Davidson, Fohs & Assoc CPAs
Jul 1976 – Jul 2006 · 30 yrs 1 mo

Retired from public accounting to serve as CEO of Canyon View Capital.

Controller
Golden Technology
Aug 1972 – Jun 1976 · 3 yrs 11 mos

All accounting and financial responsibilities for manufacturer of printed circuit boards

Accountant

Hurdman, Cranstoun, Penney & Co. (now KPMG)

Jan 1970 – Aug 1972 · 2 yrs 8 mos

Audit staff

Education



University of Utah

BS, Accounting

1966 – 1969

Skills & Endorsements

Private Equity · 15

Sarah Hurley and 14 connections have given endorsements for this skill

Investment Strategies · 11

Sarah Hurley and 10 connections have given endorsements for this skill

High Net Worth Individuals · 4

Thomas Kelly and 3 connections have given endorsements for this skill

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Recommendations

Received (9)   Given (0)

Paul Karpinski
Senior EHS Manager at
CBRE@MUFG
July 8, 2010, Paul was a client
of Robert's

Bob has helped me with several investments over the last 5
that have all performed better than expected. He is a true
professional with many years of experience and I would hig
recommend him to anyone looking to diversify their investm
portfolio.

David Heald

I have had a business relationship with Robert and his comp



Pres/CEO at Santa Cruz County Bank

June 22, 2010, Robert was a client of David's

for almost 20 years. Robert has always been professional, trustworthy and very straight forward in all our business de He has a very indepth understanding of the financial aspec investing in real estate. This provides him with the ab... See

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